Exhibit 99.3

Note: The instructions accompanying this letter of transmittal should be read carefully before this letter of transmittal is completed.

LETTER OF TRANSMITTAL

This letter of transmittal ("Letter of Transmittal") is for use by registered holders ("Field Trip Shareholders") of common shares ("Field Trip Shares") of Field Trip Health Ltd. (together with its successors, "Field Trip") in connection with the proposed court-approved arrangement (the "Arrangement") involving Field Trip and Field Trip Health & Wellness Ltd. (together with its successors, "SpinCo") pursuant to a plan of arrangement (the "Plan of Arrangement") to be considered at the special meeting of the Field Trip Shareholders to be held on June 20, 2022, or any adjournment(s) or postponement(s) thereof (the "Meeting"). Field Trip Shareholders are referred to the notice of meeting and management information circular dated May 20, 2022 (collectively, the "Information Circular") prepared in connection with the Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Arrangement and the Plan of Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Information Circular have the meanings set out in the Information Circular. You are encouraged to carefully review the Information Circular in its entirety.

COMPUTERSHARE INVESTOR SERVICES INC. (THE "DEPOSITARY") OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

This Letter of Transmittal is for use by registered Field Trip Shareholders only and is not to be used by beneficial holders of Field Trip Shares ("Beneficial Shareholders"). A Beneficial Shareholder does not have Field Trip Shares registered in its name. Rather, such Field Trip Shares are held by an intermediary or clearing agency such as CDS Clearing and Depository Services Inc. If you are a Beneficial Shareholder, you should contact your intermediary for instructions and assistance in depositing your certificate(s) or DRS Advice Statement(s), as applicable, representing Field Trip Shares and receiving consideration for such Field Trip Shares.

On the Effective Date, all right, title and interest of the Field Trip Shareholders in the Field Trip Shares will be transferred to Field Trip and the Field Trip Shareholders (other than Dissenting Shareholders) will receive, in exchange for each Field Trip Share held, one (1) Reunion Share and 0.85983356 of a SpinCo Share. No fractional SpinCo Shares will be issued to any person pursuant to the Plan of Arrangement. All fractional amounts arising under the Plan of Arrangement will be rounded down to the next whole number without any compensation therefor. Subject to the approval of the Arrangement by the Field Trip Shareholders, the Ontario Superior Court of Justice (Commercial List) and certain other conditions described in the Information Circular, the Effective Date is anticipated to be shortly after the Meeting. See the Information Circular for further details.

In order for Field Trip Shareholders to receive the certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares in exchange for their Field Trip Shares, Field Trip Shareholders are required to deposit the certificate(s) or DRS Advice Statement(s), as applicable, representing the Field Trip Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates and DRS Advice Statement(s), as applicable, for Field Trip Shares deposited in connection with the Arrangement.

All Field Trip Shareholders must complete Box "E". Each United States Person (as defined below) should properly complete and submit an executed IRS Form W-9. See Instruction 6. Each Field Trip Shareholder who provides an address in Box "A" or Box "B" that is located within the United States or any territory or possession thereof and is not a United States Person should complete and submit the appropriate IRS Form W-8. See Instruction 6. If you require an IRS Form W-8, please contact the Depositary.

Please read the Information Circular and the instructions set out herein carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If Field Trip Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

The undersigned registered Field Trip Shareholders (a) understands that whether or not the undersigned deposits the required documentation with the Depositary, as of the Effective Date, the undersigned will cease to hold Field Trip Shares and, subject to the ultimate expiry identified below, will have the right to receive certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares to which the undersigned is entitled under the Arrangement; and (b) acknowledges and agrees that failure to surrender any certificates or DRS Advice Statement(s), as applicable, which, prior to the Effective Date, represented issued and outstanding Field Trip Shares with all other instruments required by this Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will result in a loss of any right to receive the Reunion Shares and SpinCo Shares and any claim or interest of any kind or nature against Field Trip, Reunion, SpinCo or the Depositary.

Notice to U.S. Shareholders

The Reunion Shares and SpinCo Shares to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any applicable securities laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to shareholders of Field Trip, and in reliance on similar exemptions from registration or qualification under any applicable securities laws of any state of the United States. The solicitation of proxies made pursuant to the Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be "affiliates" of Reunion and SpinCo after the Effective Time or who have been affiliates of Field Trip or SpinCo within 90 days before the Effective Time. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act.

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TO:	FIELD TRIP HEALTH LTD.

AND TO:	FIELD TRIP HEALTH & WELLNESS LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., THE DEPOSITARY

In connection with the Arrangement being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) and/or DRS Advice Statement(s), as applicable, representing Field Trip Shares, details of which are as follows:

(Please print or type. NOTE: If the space provided is insufficient, please attach a list to this Letter of Transmittal in the below form.)
Certificate Number(s) / DRS	Name in Which Registered	Number of Field Trip Shares
Account Number(s)

TOTAL:

☐   Some or all of my Field Trip Share certificates and/or DRS Advice Statement(s), as applicable, have been lost, stolen or destroyed (Check box if applicable). Please review Item 8 of the "Instructions" for the procedure to replace lost or destroyed certificates.

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed, the certificate(s) or DRS Advice Statement(s), as applicable, representing the Field Trip Shares deposited herewith (the "Deposited Shares") and any other required documentation, and following the Effective Date, the Depositary will send to the undersigned, in accordance with the delivery instructions provided in Box "A", certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares which the undersigned is entitled to receive pursuant to the Arrangement, or if requested by the undersigned, hold such certificates or DRS Advice Statement(s) for pick-up in accordance with the instructions set out below, and the certificate(s) or DRS Advice Statement(s), as applicable, representing the Deposited Shares will forthwith be cancelled.

The undersigned holder of Field Trip Shares covenants, represents and warrants in favour of Field Trip and SpinCo that: (i) the undersigned has received the Information Circular; (ii) the undersigned is the registered holder of the Deposited Shares; (iii) the Deposited Shares are owned by the undersigned free and clear of all hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances, adverse rights, claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares, and that when the certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares are delivered or made available for pick-up in accordance with the undersigned's instructions, none of Reunion or SpinCo, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (v) all information inserted into this Letter of Transmittal by the undersigned is complete, true and accurate; (vi) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (vii) the surrender of the Deposited Shares complies with applicable laws; (viii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Eastern time) on the business day preceding the date of the Meeting, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares; and (ix) the delivery of the certificates or DRS Advice Statement(s) representing the Reunion and SpinCo Shares pursuant to the Arrangement will discharge any and all obligations of Reunion, SpinCo and the Depositary with respect to the matters contemplated by this Letter of Transmittal. The undersigned further represents that all information provided by the undersigned is true, accurate and complete and covenants and agrees to promptly execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of share certificate(s) or DRS Advice Statement(s), as applicable, representing Field Trip Shares for certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares pursuant to the Arrangement. The covenants, representations and warranties of the undersigned herein contained survive the completion of the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and except with respect to any proxy deposited with respect to the Meeting, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Field Trip Shares surrendered in connection with the Arrangement shall be determined by Field Trip and the Depositary in their sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Field Trip, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Field Trip Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the certificates and/or DRS Advice Statement(s), as applicable, representing the Deposited Shares shall be effected and the risk of loss and title to such certificates and/or DRS Advice Statement(s), as applicable, shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to Field Trip, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates and/or DRS Advice Statement(s), as applicable, representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Field Trip.

The undersigned instructs the Depositary to mail the certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares to which the undersigned is entitled pursuant to the Arrangement, in exchange for the duly completed Letter of Transmittal and the Deposited Shares, as soon as practicable following the later of the Effective Date and the date of the deposit of the Letter of Transmittal and the certificates and/or DRS Advice Statement(s), as applicable, representing the Deposited Shares, together with all other required documents, with the Depositary, by first-class mail, postage prepaid, to the undersigned, or to hold such certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares in exchange for the Deposited Shares for pick-up, in accordance with the instructions given below.

It is understood that the undersigned will not receive certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares to which the undersigned is entitled in respect of the Deposited Shares until the Arrangement is consummated, and will not thereafter receive such certificates or DRS Advice Statement(s) until the certificate(s) and/or DRS Advice Statement(s), as applicable, representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Shares in connection with the Arrangement.

This Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time up to two business days prior to the Effective Time, in which case this Letter of Transmittal and all accompanying documentation will be returned forthwith to the undersigned.

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une version anglaise de la presente lettre d'envoi, le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par /'arrangement, telle qu'il est accepte au moyen de cette lettre d'envoi, de meme que tous les documents qui s'y rapportant, soient rediges exclusivement en anglais.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and/or DRS Advice Statement(s), as applicable, and all other ancillary documents will be returned, as soon as possible, to the undersigned at the address set out below in Box "A" or Box "B" or, failing such address being specified and provided that Box "C" has not been completed, to the undersigned at the last address of the undersigned as it appears on the securities register of Field Trip.

This Letter of Transmittal shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Before signing this Letter of Transmittal, please review carefully and complete all boxes, as appropriate.

BOX A

☐ ISSUE CERTIFICATES / DRS ADVICE STATEMENT(S)

IN THE NAME OF:
(please print or type)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal/Zip Code)

(Telephone – Business Hours)

(Social Insurance, Social Security Number or Tax Identification Number)

(Email Address)

BOX B
SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the CERTIFICATES / DRS ADVICE STATEMENT(S) REPRESENTING REUNION SHARES AND SPINCO SHARES to which the undersigned is entitled under the Arrangement is to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A

☐ Same address as Box A; or

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal/Zip Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS

☐      HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX D

LOST CERTIFICATES

If your lost certificate(s) and/or DRS Advice Statement(s), as applicable, forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

<Lost Field Trip Shares> (the "Originals") X CAD $0.027 = Premium Payable $____________NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate and/or DRS Advice Statement, as applicable, by completing this Box "D" will expire one year from the Effective Date of the Arrangement. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOSS:

The undersigned (solitarily, or jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) and/or DRS Advice Statement(s), as applicable, representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) and/or DRS Advice Statement(s), as applicable, has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) and/or DRS Advice Statement(s), as applicable, representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s) and/or DRS Advice Statement(s), as applicable.

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Field Trip Health Ltd., Field Trip Health & Wellness Ltd., Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (collectively, the "Obligees"), from and against all losses, costs and damages, including court costs and attorneys' fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) and/or DRS Advice Statement(s), as applicable, representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of any of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$ 0.027 per lost Field Trip Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX E

U.S. STATUS

All Field Trip Shareholders must place an "X" in the applicable box below. See instruction 6.

☐	The Field Trip Shareholder is not a U.S. Shareholder (as defined below), a person in the United States or a person acting for the account or benefit of a United States Person or a person in the United States.

☐	The Field Trip Shareholder is a U.S. Shareholder, a person in the United States, or a person acting for the account or benefit of a United States Person or a person in the United States.

A "U.S. Shareholder" is any Field Trip Shareholder that is either (a) providing an address in Box "A" or Box "B" that is located within the United States or any territory or possession thereof, or (b) a United States Person as described in Instruction

6. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid possible U.S. backup withholding you must properly complete and execute the IRS Form W-9 in Box "H" included below or otherwise provide certification that you are exempt from backup withholding, or provide the appropriate IRS Form W-8 that is properly completed and executed. If you require a copy of IRS Form W-8, please contact the Depositary.

BOX F SIGNATURE GUARANTEE Signature guaranteed by: (if required under Instruction 3)	BOX G SIGNATUE To be completed by all Field Trip Shareholders Date: ___________________________________________________
(Authorized Signature of Guarantor)	Signature of Shareholder or Authorized Representative (See Instruction 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Area Code and Telephone Number	Daytime telephone number of Shareholder or Authorized Representative Daytime facsimile number of Shareholder or Authorized Representative

BOX H

IRS FORM W-9

(See attached)

Form **W-9**
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. See **Specific Instructions** on page 3.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ ________

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN,* later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here **Signature of U.S. person** ▶ **Date** ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

Cat. No. 10231X

Form **W-9** (Rev. 10-2018)

Form W-9 (Rev. 10-2018) By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301. 7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity; • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and • In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Page2 Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Form W-9 (Rev. 10-2018) Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2. c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1 . This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. Page3 IF the entity/person on line 1 is THEN check the box for ... a(n) ... • Corporation Corporation • Individual Individual/sole proprietor or single- • Sole proprietorship, or member LLC • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. • LLC treated as a partnership for Limited liability company and enter U.S. federal tax purposes, the appropriate tax classification. • LLC that has filed Form 8832 or (P= Partnership; C= C corporation; 2553 to be taxed as a corporation, or S= S corporation) or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. • Partnership Partnership • Trust/estate Trust/estate Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1-An organization exempt from tax under section 501 (a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f)(2) 2-The United States or any of its agencies or instrumentalities 3-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4-A foreign government or any of its political subdivisions, agencies, or instrumentalities 5-A corporation 6-A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7-A futures commission merchant registered with the Commodity Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the Investment Company Act of 1940 10-A common trust fund operated by a bank under section 584(a) 11 -A financial institution 12-A middleman known in the investment community as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947

Form W-9 (Rev. 10-2018) The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for ... Interest and dividend payments Broker transactions THEN the payment is exempt for ... All exempt payees except for 7 Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and Exempt payees 1 through 4 patronage dividends Payments over $600 required to be Generally, exempt payees reported and direct sales over 1 through 52 $5,0001 Payments made in settlement of Exempt payees 1 through 4 payment card or third party network transactions 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication} written or printed on the line for a FATCA exemption code. A-An organization exempt from tax under section 501 (a} or any individual retirement plan as defined in section 7701 (a}(37} 8-The United States or any of its agencies or instrumentalities C-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D-A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c}(1}(Q E-A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1 (c}(1}(i} F-A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options} that is registered as such under the laws of the United States or any state G-A real estate investment trust H-A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 I-A common trust fund as defined in section 584(a} J-A bank as defined in section 581 K-A broker L-A trust exempt from tax under section 664 or described in section 4947(a}(1} Page4 M-A tax exempt trust under a section 403(b} plan or section 457(g} plan Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line5 Enter your address (number, street, and apartment or suite number}. This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payer changes your address in their records. Line& Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN}. Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one}. Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN} under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required}. In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below.

Form W-9 (Rev. 10-2018) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2] Circle the minor’s name and furnish the minor’s SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships,* earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 10-2018) The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, . forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT {877-438-4338). If you have been the victim of identity theft, see www.ldentityTheft.gov and Pub. 5027. Visit www.irs.gov/ldentityTheft to learn more about identity theft and how to reduce your risk. Page6 Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons {including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt" or contributions you made to an IRA, Archer MSA, or HSA. The pers~n collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

BOX I

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future (as described in the instructions to IRS Form W-9). I understand that if I do not provide a TIN by the time of payment, 24% of the gross cash proceeds of such payment made to me may be withheld and such withheld amounts will be treated as having been paid to the persons with respect to whom such amounts were withheld.

Signature of U.S. Shareholder:	Date:

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Field Trip Shareholders should read the accompanying Information Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal that are defined in the Information Circular have the meanings set out in the Information Circular.

(b)	This Letter of Transmittal duly completed and signed together with accompanying certificate(s) and/or DRS Advice Statement(s), as applicable, representing Field Trip Shares and all other required documents must be deposited with the Depositary at the addresses specified on the last page of this Letter of Transmittal. In order to receive certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares issuable under the Arrangement in exchange for the Field Trip Shares, it is recommended that the foregoing documents be received by the Depositary at the address specified on the last page of this Letter of Transmittal as soon as possible.

(c)	The method used to deliver and deposit this Letter of Transmittal and any accompanying certificate(s) and/or DRS Advice Statement(s), as applicable, representing Field Trip Shares and all other required documents is at the option and risk of the holder surrendering them, and delivery and deposit will be deemed effective only when such documents are actually received by the Depositary. Field Trip recommends that the necessary documentation be hand delivered to, and deposited with, the Depositary at the address specified on the last page of this Letter of Transmittal, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Field Trip Shareholders whose Field Trip Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Field Trip Shares. Delivery to an office other than to the specified office does not constitute delivery and deposit for this purpose. Do not send the--share certificate(s) and/or DRS Advice Statement(s), as applicable, or the Letter of Transmittal to Field Trip or SpinCo.

(d)	Field Trip reserves the right if it so elect in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)	If the certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the certificates or DRS Advice Statement(s) are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed (Box "A" and Box "B").

(f)	Any share certificate and/or DRS Advice Statement, as applicable, which immediately prior to the Effective Time represented outstanding Field Trip Shares that is not deposited with all other required instruments on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Field Trip or SpinCo. On such date, the certificates or DRS Advice Statement(s) representing the Reunion Shares and SpinCo Shares to which the former Field Trip Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to Field Trip or SpinCo, as applicable. None of Field Trip, Reunion, SpinCo or the Depositary shall be liable to any person in respect of any Reunion Shares or SpinCo Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed in Box "G" by the holder of Field Trip Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) and/or DRS Advice Statement(s), as applicable, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) and/or DRS Advice Statement(s), as applicable, without any change whatsoever, and the certificate(s) and/or DRS Advice Statement(s), as applicable, need not be endorsed. If such transmitted certificate(s) and/or DRS Advice Statement(s), as applicable, are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) and/or DRS Advice Statement(s), as applicable:

(i)	such deposited certificate(s) and/or DRS Advice Statement(s), as applicable, must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and/or DRS Advice Statement(s), as applicable, representing the Field Trip Shares and must be guaranteed as noted in Instruction 3.

(c)	If any of the Deposited Shares are registered in different names on several certificates and/or DRS Advice Statements, as applicable, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered owner(s) of Field Trip Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Field Trip Shares or, if the certificates or DRS Advice Statement(s) representing Reunion Shares and SpinCo Shares are to be delivered to a person other than the registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Field Trip, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney are executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Field Trip or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

The certificates or DRS Advice Statement(s) representing Reunion Shares and SpinCo Shares to be delivered in exchange for the Deposited Shares will be issued in the name of the person indicated in Box "A" or Box "B" and delivered to the address indicated in Box "A" or Box "B", as the case may be. If the certificates or DRS Advice Statement(s) representing Reunion Shares and SpinCo Shares are to be held for pick-up at the offices of the Depositary, complete Box "C". If none of Box "A", Box "B" nor Box "C" are completed, the certificates or DRS Advice Statement(s) representing Reunion Shares and SpinCo Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the securities register of Field Trip. The certificates or DRS Advice Statement(s) representing Reunion Shares and SpinCo Shares mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	Tax Instructions for U.S. Shareholders

For purposes of this Letter of Transmittal, a "United States Person" is a beneficial owner of Field Trip Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. (including a U.S. resident alien), (b) a corporation, partnership, other entity classified as a corporation or partnership for U.S. federal income tax purposes, or association that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

In order to avoid backup withholding on any payment made with respect to the Field Trip Shares pursuant to the Arrangement, you are required, if you are a United States Person or are acting on behalf of a United States Person, to provide your correct U.S. taxpayer identification number ("TIN") (or the TIN of the person on whose behalf you are acting) on Box "H" - IRS Form W-9 and certify, under penalties of perjury, (1) that such TIN is correct (or that the holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a United States person for U.S. federal income tax purposes (including a U.S. resident alien). In addition, the holder must date and sign the IRS Form W-9 as indicated therein. If the correct TIN is not provided or if any other information is not correctly provided, such holder may be subject to penalties imposed by the IRS and payments made with respect to the Field Trip Shares may be subject to backup withholding of 24%. The United States Person may be required to furnish the TIN of the registered owner of the Field Trip Shares. The instructions on page 4 of the IRS Form W-9 explain the proper certification to use if the Field Trip Shares are registered in more than one name or are not registered in the name of the actual owner.

The TIN is generally the U.S. Social Security number or the U.S. federal identification number of the United States Person. The United States Person may specify on IRS Form W-9 that such United States Person has "Applied For" a TIN such United States Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such event, the United States Person must also complete Box "I" - Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. If a United States Person completes the Certificate of Awaiting Taxpayer Identification Number, the Depositary may withhold 24% of the gross proceeds of any payment made to such United States Person prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days of the day the Depositary receives such IRS Form W-9, such amounts will be paid over to the IRS.

Certain United States Persons (including, among others, certain corporations, certain "not-for-profit" organizations, and certain non-United States persons) are exempt from backup withholding and reporting requirements. Such exempt holders should indicate their exempt status by entering in the correct "Exempt payee code" on line 4 in IRS Form W-9. See the instructions beginning on page 2 of the IRS Form W-9 for additional instructions. Each Field Trip Shareholder is urged to consult his or her own tax advisor to determine whether, in connection with the Arrangement, such holder is exempt from backup withholding and information reporting.

If you are not a United States Person, you may be subject to backup withholding on payments received pursuant to the Arrangement if you furnished in Box "A" or Box "B" an address which is located within the United States or any territory or possession thereof, unless you furnish the appropriate, properly completed and executed IRS Form W-8. If you require an IRS Form W-8, please contact the Depositary.

Field Trip reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding. Taxes withheld pursuant to the Arrangement will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld.

Failure to provide the required information on the IRS Form W-9 or to provide an IRS Form W-8, as applicable, may subject the Field Trip Shareholder to penalties imposed by the IRS and backup withholding of all or a portion of any payment received pursuant to the Arrangement. Serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

A HOLDER WHO FAILS TO PROPERLY COMPLETE AND EXECUTE THE IRS FORM W-9 SET OUT IN BOX "H" OF THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY 24%) WITH RESPECT TO ALL OR A PORTION OF PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES.

BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE REGULAR U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF SUCH TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY GENERALLY BE OBTAINED BY FILING A TIMELY CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

7.	Miscellaneous

(a)            If the space on this Letter of Transmittal is insufficient to list all certificates and/or DRS Advice Statements, as applicable, for Field Trip Shares, additional certificate numbers and numbers of Field Trip Shares may be included on a separate signed list affixed to this Letter of Transmittal. If Field Trip Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(b)            No alternative, conditional or contingent deposit of Field Trip Shares will be accepted.

(c)            Additional copies of this Letter of Transmittal may be obtained from the Depositary at the address specified on the last page of this Letter of Transmittal.

(d)            It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Information Circular.

(e)           No dividends or other distributions, if any, in respect of Reunion Shares and SpinCo Shares declared and payable to holders of Reunion Shares and SpinCo Shares of record after the Effective Time will be paid to the holders of any unsurrendered share certificates and/or DRS Advice Statement(s), as applicable, formerly representing Field Trip Shares until the share certificates and/or DRS Advice Statement(s), as applicable, representing such Field Trip Shares are surrendered and deposited with the Depositary as provided in the Arrangement and this Letter of Transmittal.

8.	Lost Certificates and/or DRS Advice Statements

Option #1: If a share certificate or DRS Advice Statement, as applicable, has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Field Trip Shareholders who have lost, stolen, or destroyed their certificate(s) and/or DRS Advice Statement(s), as applicable, may participate in Computershare's blanket bond program with Aviva Insurance Company of Canada by completing Box "D" above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

9.	Privacy

The undersigned acknowledges that this Letter of Transmittal requires the undersigned to provide certain personal information to Field Trip, Reunion and SpinCo. Field Trip, Reunion and/or SpinCo are collecting such information for the purposes of completing the Arrangement, which includes, without limitation, determining the undersigned's eligibility to receive the Reunion Shares and SpinCo Shares as set forth under the terms of the Arrangement. The undersigned's personal information may be disclosed by or on behalf of Field Trip, Reunion and/or SpinCo to: (a) Field Trip, Reunion, and SpinCo; (b) the Canada Revenue Agency; and (c) any of the other parties involved in the Arrangement, including legal counsel and other advisors. By executing this Letter of Transmittal, the undersigned is deemed to be consenting to the foregoing collection, use and disclosure of the undersigned's personal information.

10.	Depositary Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you-from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Computershare may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where we share your personal information with other companies to provide services to you, we ensure they have adequate safeguards to protect your personal information. We also ensure the protection of rights of data subjects under the General Data Protection Regulation, where applicable. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing to us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

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The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or by Courier:

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

 Attention: Corporate Actions

By Mail:

P.O. Box 7021

31 Adelaide St E

Toronto, ON M5C 3H2

 Attention: Corporate Actions

For Inquires Only

North American Toll Free: 1-800-564-6253

Overseas: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Field Trip Shareholders to the Depositary at the telephone number and location set out above.